ALPINE AUTO BROKERS, INC.
749 So. State Street
Salt Lake City, Utah 84111

September 15, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549
Attn: Jacqueline Kaufman

Re:           Alpine Auto Brokers, Inc.
Registration Statement on Form S-1 (Filed May 14, 2015)
File No. 333-204161

Dear Ms. Kaufman:

Alpine Auto Brokers, Inc., (“Alpine” and the “Company”) hereby requests acceleration of effectiveness of the above referenced S-1 Registration Statement in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 10:00 A.M. EST on Thursday, September 17, 2015.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Additionally, the management of Alpine acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. We also understand that Alpine may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions or need any information to grant effectiveness, please advise.

Thank you for your assistance.

Sincerely,

Alpine Auto Brokers, Inc.

/s/ Jason E. Wilkinson
Chief Executive Officer